

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 6, 2026

VIA ELECTRONIC MAIL

Noelle-Nadia A. Filali
Assistant Secretary
ETF Series Solutions
615 East Michigan Street
Milwaukee, Wisconsin 53202

      Re: ETF Series Solutions
               Defiance ETFs, LLC
               File No. 803-00288

Dear Ms. Filali:

      By Form APP-WD filed with the Securities and Exchange Commission on December 19, 2025, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under the Advisers Act of 1940 ("Advisers Act"). The filing does not request withdrawal of the application filing under the Investment Company Act of 1940 (File No. 812-15916). Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (File No. 803-00288).

                              Sincerely,

                              /s/ Kaitlin Bottock

                              Kaitlin Bottock
                              Assistant Director

cc: Christopher Menconi, Morgan, Lewis & Bockius LLP
    K. Michael Carlton, Morgan, Lewis & Bockius LLP
    Jacob D. Krawitz, Senior Special Counsel, Chief Counsel's Office